January 23, 2008
Via Edgar
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Pactiv Corporation Form 10-K for Fiscal Year Ended December 31, 2006 Forms 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007 and September 30, 2007 File No. 1-15157
Dear Mr. Decker:
We are writing in response to your letter dated January 16, 2008, regarding the above filings.
Pactiv Corporation acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact the undersigned at 847-482-3625 if you have any questions regarding this letter, or if you would like further information.

Sincerely, Pactiv Corporation
By:	/s/ Andrew A. Campbell
Andrew A. Campbell
Senior Vice President and Chief Financial Officer

cc:	Brigette Lippmann Ernest Greene